Exhibit 99.3

For Immediate Release: September 4, 2025

Attention: Business Editors

VERSABANK THIRD QUARTER RESULTS CONTINUE TO DEMONSTRATE STRENGTH OF BUSINESS MODEL AS US RPP PORTFOLIO RAMPS UP

– Expansion of RPP Program to Add Securitization Expected to Generate Additional Asset and Earnings Growth in Both US and Canada –

– Two New RPP Partners Added in Canada, Including First RPP Securitization Partner –

– VersaBank USA Tokenized Deposit Pilot Program in the United States Underway –

All amounts are unaudited and in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our third quarter 2025 (“Q3 2025”) unaudited Interim Consolidated Financial Statements for the period ended July 31, 2025 and Management’s Discussion and Analysis ("MD&A"), are available online at www.versabank.com/investor-relations, SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations.

LONDON, ON/CNW – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the third quarter ended July 31, 2025. All figures are in Canadian dollars unless otherwise stated.

Note Regarding VersaBank’s Third Quarter and Year-to-Date Fiscal 2025 Financial Results: VersaBank’s financial results for the third quarter and year-to-date fiscal 2025 reflect the planned, outsized non-interest expense in the amount of $4.2 million for the third quarter and $4.4 million for the year-to-date related to the project costs associated with the Bank’s plan to realign its corporate structure to that of a standard US bank framework, which remains subject to shareholder, regulatory, and other approvals (the “Proposed Realignment of Corporate Structure”).  The Bank expects to incur similar costs associated with the Proposed Realignment of Corporate Structure in the fourth quarter of fiscal 2025, at which time a majority of costs associated with the Proposed Realignment of Corporate Structure are expected to have been incurred. The Proposed Realignment of Corporate Structure is intended to realize additional shareholder value, further mitigate risk and reduce corporate costs. The anticipated benefits to incremental shareholder value are expected to exceed the investment.

CONSOLIDATED FINANCIAL SUMMARY

(unaudited)	As at or for the three months ended						As at or for the nine months ended
	July 31	April 30			July 31		July 31	July 31
(thousands of Canadian dollars, except per share amounts)	2025	2025	Change		2024	Change	2025	2024	Change
Financial results
Total revenue	$31,583	$30,139	5%		$26,996	17%	$89,549	$84,348	6%
Cost of funds*	3.33%	3.52%	(5%	)	4.17%	(20% )	3.49%	4.12%	(15%	)
Net interest margin*	2.25%	2.29%	(2%	)	2.23%	1%	2.17%	2.38%	(9%	)
Net interest margin on credit assets*	2.55%	2.59%	(2%	)	2.41%	6%	2.50%	2.58%	(3%	)
Return on average common equity*	4.94%	6.67%	(26%	)	9.63%	(49% )	6.71%	11.79%	(43%	)
Adjusted return on average common equity*	7.24%	6.78%	7%		9.63%	(25% )	7.61%	11.79%	(35%	)
Net income	6,582	8,529	(23%	)	9,705	(32% )	23,254	34,232	(32%	)
Adjusted net income*	9,670	8,682	11%		9,705	0%	26,495	34,232	(23%	)
Income per common share basic and diluted	0.20	0.26	(23%	)	0.36	(44% )	0.74	1.29	(43%	)
Adjusted income per common share basic and diluted*	0.30	0.28	7%		0.36	(17% )	0.85	1.29	(34%	)
Balance sheet and capital ratios**
Total assets	$5,477,489	$5,047,133	9%		$4,516,436	21%	$5,477,489	$4,516,436	21%
Book value per common share*	16.42	16.25	1%		15.23	8%	16.42	15.23	8%
Common Equity Tier 1 (CET1) capital ratio	13.56%	14.28%	(5%	)	11.75%	15%	13.56%	11.75%	15%
Total capital ratio	16.50%	17.34%	(5%	)	15.40%	7%	16.50%	15.40%	7%
Leverage ratio	8.90%	9.61%	(7%	)	8.54%	4%	8.90%	8.54%	4%

* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q3 2025 Management’s Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

SEGMENTED FINANCIAL SUMMARY

(thousands of Canadian dollars)
for the three months ended	July 31, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$26,656	$3,123	$-	$-	$-	$29,779
Non-interest income	(37)	(7)	622	1,569	(343)	1,804
Total revenue	26,619	3,116	622	1,569	(343)	31,583

Provision for (recovery of) credit losses	1,201	(20)	-	-	-	1,181
	25,418	3,136	622	1,569	(343)	30,402

Non-interest expenses:
Salaries and benefits	7,214	1,174	214	1,497	-	10,099
General and administrative	8,636	1,163	47	214	(343)	9,717
Premises and equipment	898	186	373	376	-	1,833
	16,748	2,523	634	2,087	(343)	21,649

Income (loss) before income taxes	8,670	613	(12)	(518)	-	8,753

Income tax provision	2,150	176	(35)	(120)	-	2,171

Net income (loss)	$6,520	$437	$23	$(398)	$-	$6,582

Total assets	$5,124,771	$348,389	$11,543	$25,015	$(32,229)	$5,477,489

Total liabilities	$4,790,738	$155,228	$9,491	$19,410	$(25,520)	$4,949,347

for the three months ended	April 30, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$25,525	$2,507	$-	$-	$-	$28,032
Non-interest income	122	(18)	569	1,789	(355)	2,107
Total revenue	25,647	2,489	569	1,789	(355)	30,139

Provision for (recovery of) credit losses	954	(65)	-	-	-	889
	24,693	2,554	569	1,789	(355)	29,250

Non-interest expenses:
Salaries and benefits	5,836	1,464	253	1,602	-	9,155
General and administrative	5,267	800	343	665	(355)	6,720
Premises and equipment	947	104	123	467	-	1,641
	12,050	2,368	719	2,734	(355)	17,516

Income (loss) before income taxes	12,643	186	(150)	(945)	-	11,734

Income tax provision	3,443	53	2	(293)	-	3,205

Net income (loss)	$9,200	$133	$(152)	$(652)	$-	$8,529

Total assets	$4,761,444	$281,153	$11,086	$25,224	$(31,774)	$5,047,133

Total liabilities	$4,386,758	$144,517	$9,029	$19,708	$(41,185)	$4,518,827

for the three months ended	July 31, 2024
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$24,944	$-	$-	$-	$-	$24,944
Non-interest income	175	-	816	1,403	(342)	2,052
Total revenue	25,119	-	816	1,403	(342)	26,996

Provision for (recovery of) credit losses	(1)	-	-	-	-	(1)
	25,120	-	816	1,403	(342)	26,997

Non-interest expenses:
Salaries and benefits	5,945	-	291	1,271	-	7,507
General and administrative	4,729	-	135	311	(342)	4,833
Premises and equipment	824	-	70	300	-	1,194
	11,498	-	496	1,882	(342)	13,534

Income (loss) before income taxes	13,622	-	320	(479)	-	13,463

Income tax provision	3,811	-	17	(70)	-	3,758

Net income (loss)	$9,811	$-	$303	$(409)	$-	$9,705

Total assets	$4,507,158	$-	$3,181	$25,152	$(19,055)	$4,516,436

Total liabilities	$4,102,239	$-	$1,215	$28,256	$(24,259)	$4,107,451

MANAGEMENT COMMENTARY

“Our third quarter financial results reflect the ramp up of our Receivable Purchase Program in the United States, alongside better than expected growth in credit assets in Canada, as well as net interest margins consistent with the improved levels we saw in the second quarter, all of which combined to drive revenue to another new record with a very healthy sequential increase in adjusted net income," said Davd Taylor, Founder and President, VersaBank.  "Importantly, the financial results for our Canadian Digital Banking operations, excluding the corporate expenses currently included therein, continue to demonstrate the industry leading efficiency and profitability potential of our US Digital Banking operations at scale.  We are steadily advancing our plan to realign our corporate structure to that of a standard US bank framework, which we believe will not only create additional shareholder value in and of itself but also more clearly demonstrate the true underlying efficiency of our digital banking operations."

"To accelerate growth of our Receivable Purchase Program in the United States, we recently expanded our offering by adding a securitized financing option to more quickly establish and build relationships with our RPP target market, providing a "one-stop shop" to these partners for attractive, readily available financing. Our expanded offering will support our US RPP portfolio target of US$290 million by fiscal year end, while providing additional growth in Canada.”

“Additionally in Canada, we are benefitting from several favourable trends that have improved our outlook for this component of our business.  Consumer spending in the sectors on which we focus remains resilient as we focus both growing our business with existing clients while also adding new clients, as evidenced by our announcement of two new partners this week, including our first RPP Securitization partner in that country.”

“Looking further ahead, we believe our proprietary Digital Deposit Receipt (“DDR”) tokenized deposits represent a significant future opportunity as a superior alternative to stablecoins based on their one-for-one representation of actual cash on deposit with our Bank, the legal ability to pay interest, and conventional deposit insurance. Our DDRs are not only a significant opportunity to generate very low-cost deposits to fund our US growth but also the ideal, market-ready solution for US banks, payment providers and other financial businesses to quickly, seamlessly and cost-effectively enter this critical next stage of the digital commerce evolution.”

HIGHLIGHTS FOR THE THIRD QUARTER OF FISCAL 2025

Consolidated (Canadian and US Digital Banking Operations, Digital Meteor and DRTC)

●

Total assets increased 21% year-over-year and 9% sequentially to a record $5.5 billion, with the increase driven primarily by growth of the Digital Banking operations’ credit portfolios, in particular, the Receivable Purchase Program (“RPP”) portfolio, in both the US and Canada;

●

Consolidated total revenue increased 17% year-over-year and increased 5% sequentially to a record $31.6 million, with the year-over-year and sequential increase primarily due to the continued growth in credit assets, which were up 18% year-over-year and 6% sequentially;

●

Consolidated net income was $6.6 million compared with $9.7 million for the third quarter of last year and $8.5 million for the second quarter of 2025. Consolidated net income for the third quarter of fiscal 2025 included the planned $4.2 million (before tax) of non-interest expenses related to the costs associated with the Proposed Realignment of Corporate Structure;

●	Consolidated adjusted net income, which excludes the costs associated with the Proposed Realignment of Corporate Structure, was $9.7 million, unchanged on a year-over-year basis and up 11% sequentially;
●

Consolidated income per common share was $0.20 compared with $0.36 for the third quarter of last year and $0.26 for the second quarter of 2025. In addition to the impact of the Proposed Realignment of Corporate Structure, the decrease compared to the third quarter of fiscal 2024 was due to the 25% higher number of shares outstanding due to the treasury common share offering in December 2024;

●	Consolidated adjusted income per common share, which excludes the costs associated with the Proposed Realignment of Corporate Structure, was $0.30;

●

As at July 31, 2025, the Bank has purchased and cancelled 351,142 common shares under its Normal Course Issuer Bid (NCIB), under which the Bank may purchase for cancellation up to 2,000,000 of its common shares representing approximately 8.99% of its public float (as of April 28, 2025);

●	During the current quarter, the Bank announced its intention, subject to shareholder, regulatory and other approvals, to realign its corporate structure with the standard framework of a US bank, pursuant to which existing shares of the Bank (the current parent) would be exchanged for shares of VersaHoldings US Corp. (the new parent), the existing US-domiciled entity, which currently holds the Bank’s US subsidiaries. The Proposed Realignment of Corporate Structure is intended to realize additional shareholder value, further mitigate risk and reduce corporate costs;
●

Subsequent to quarter end, the Bank’s wholly owned subsidiary, VersaBank USA, launched an internal pilot program in the United States for its USDVBs, the US-dollar version of its proprietary Digital Deposit Receipts ("DDRs"). Upon completion of the pilot program, VersaBank USA will seek the Office of the Comptroller of the Currency’s (OCC’s) “non-objection” prior to launching commercially.

Digital Banking (Combined Canada and US)

●

Total Digital Banking operations (combined Canada and US) credit assets increased 18% year-over-year and 6% sequentially to a record $4.78 billion, driven primarily by continued growth in the Bank’s RPP portfolio, which increased 15% year-over-year and 5% sequentially;

●

Total Digital Banking operations total revenue increased 18% year-over-year and increased 6% sequentially to a record $29.7 million, with the year-over-year and sequential increases primarily due to the continued growth in credit assets;

●

Total Digital Banking operations net interest margin on credit assets increased 14 bps, or 6%, year-over-year, and decreased 4 bps, or 2% sequentially, to 2.55%. The year-over-year increase was primarily due to the lower cost of funds, attributable to the renewal of maturing deposits at lower interest rates and the diminished impact of the atypically inverted yield curve that existed throughout fiscal 2024 and which is no longer inverted. The sequential decrease reflects the impact for elevated liquidity held to support a capital infusion in VersaBank USA and lower yield attributable to the increase in the RPP, which is composed of lower risk-weighted, lower yielding assets, partially offset by lower cost of funds;

●

Total Digital Banking operations overall net interest margin increased 2 bps, or 1%, year-over-year and decreased 4 bps, or 2%, sequentially to 2.25%, due to higher than typical liquidity. The Bank’s net interest margin remained among the highest of the publicly traded Canadian Schedule I (federally licensed) banks;

●

Total Digital Banking operations provision for credit losses as a percentage of average credit assets remained negligible at 0.10%, compared with a 12-quarter average of 0.03%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) banks;

●

Total Digital Banking operations net income was $7.0 million compared with $9.8 million for the third quarter of last year and $9.3 million for the second quarter of 2025. Net income for the third quarter of fiscal 2025 included $4.2 million (before tax) of non-interest expenses related to the costs associated with the Bank’s Proposed Realignment of Corporate Structure;

●

Total Digital Banking operations income per common share was $0.21 compared with $0.36 for the third quarter of last year and $0.28 for the second quarter of 2025. In addition to the impact of the Proposed Realignment of Corporate Structure, the decrease compared to the third quarter of fiscal 2024 was due to the 25% higher number of shares outstanding due to the treasury common share offering in December 2024;

●

Subsequent to quarter end, the Bank expanded the Receivable Purchase Program with launch of securitized financing solution, which is expected to generate additional asset and earnings growth in both the US and Canada.

Digital Banking Canada

Note:  The financial results for Digital Banking Canada contain certain non-interest expenses for general corporate administrative costs.

●

Canadian Digital Banking operations net income was $6.5 million compared with $9.8 million for the third quarter of last year and $9.2 million for the second quarter of 2025. Net income for the third quarter of fiscal 2025 included $4.2 million (before tax) of non-interest expenses related to the costs associated with the Bank’s Proposed Realignment of Corporate Structure;

●

Canadian Digital Banking operations net income per common share was $0.20 compared with $0.36 for the third quarter of last year and $0.28 for the second quarter of 2025. In addition to the impact of the Proposed Realignment of Corporate Structure, the decrease compared to the third quarter of fiscal 2024 was due to the 25% higher number of shares outstanding due to the treasury common share offering in December 2024; and,

●	Subsequent to quarter end, added two new receivable purchase program partners in Canada for the RPP, including the Bank’s first partner under the recent expansion of its RPP to include a securitized financing offering. The Bank has completed the first funding transaction for its RPP Securitization partner and expects funding for the other new partner to commence in the near term.

Digital Banking US

●

US Digital Banking operations net income was $437,000 compared with $133,000 for the second quarter of 2025. There are no third quarter 2024 comparable figures for the US Digital Banking operations as that segment did not exist until the fourth quarter of 2024. The sequential increase was primarily attributable to the strong growth in the RPP portfolio. US Digital Banking operations include expenses that are being incurred ahead of asset growth and revenue generated by the ramp up of the US RPP portfolio.

Digital Meteor Inc.

●	Digital Meteor’s net income was $23,000 compared with net income of $303,000 for the third quarter of last year and a net loss of $152,000 for the second quarter of 2025.

DRTC’s Cybersecurity Services Operations

●	DRTC’s net loss was $398,000 compared with a net loss of $409,000 for the third quarter of last year and a net loss of $652,000 for the second quarter of 2025.

FINANCIAL SUMMARY

(unaudited)	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Results of operations
Interest income	$73,987	$71,646	$218,209	$212,181
Net interest income	29,779	24,944	83,535	77,754
Non-interest income	1,804	2,052	6,014	6,594
Total revenue	31,583	26,996	89,549	84,348
Provision for (recovery of) credit losses	1,181	(1)	3,094	(112)
Non-interest expenses	21,649	13,534	54,864	37,743
Digital Banking	19,271	11,498	46,467	31,927
DRTC	2,087	1,882	7,787	6,142
Digital Meteor	634	496	1,662	692
Net income	6,582	9,705	23,254	34,232
Adjusted net income*	9,670	9,705	26,495	34,232
Income per common share:
Basic	$0.20	$0.36	$0.74	$1.29
Diluted	$0.20	$0.36	$0.74	$1.29
Adjusted income per common share basic and diluted*	$0.30	$0.36	$0.85	$1.29
Dividends paid on preferred shares	$-	$247	$-	$741
Dividends paid on common shares	$807	$650	$2,433	$1,950
Yield*	5.58%	6.40%	5.66%	6.50%
Cost of funds*	3.33%	4.17%	3.49%	4.12%
Net interest margin*	2.25%	2.23%	2.17%	2.38%
Net interest margin on credit assets*	2.55%	2.41%	2.50%	2.58%
Return on average common equity*	4.94%	9.63%	6.71%	11.79%
Adjusted return on average common equity*	7.24%	9.63%	7.61%	11.79%
Book value per common share*	$16.42	$15.23	$16.42	$15.23
Efficiency ratio*	69%	50%	61%	45%
Adjusted efficiency ratio*	55%	50%	56%	45%
Return on average total assets*	0.50%	0.85%	0.60%	1.03%
Provision (recovery) for credit losses as a % of average credit assets*	0.10%	0.00%	0.09%	0.00%
	as at
Balance Sheet Summary
Cash	$460,312	$247,983	$460,312	$247,983
Securities	160,136	153,026	160,136	153,026
Credit assets, net of allowance for credit losses	4,778,316	4,049,449	4,778,316	4,049,449
Average credit assets	4,651,064	4,033,954	4,507,216	3,949,927
Total assets	5,477,489	4,516,436	5,477,489	4,516,436
Deposits	4,627,410	3,821,185	4,627,410	3,821,185
Subordinated notes payable	102,148	101,641	102,148	101,641
Shareholders' equity	528,142	408,985	528,142	408,985
Capital ratios**
Risk-weighted assets	$3,740,088	$3,273,524	$3,740,088	$3,273,524
Common Equity Tier 1 capital	507,212	384,496	507,212	384,496
Total regulatory capital	617,079	504,112	617,079	504,112
Common Equity Tier 1 (CET1) ratio	13.56%	11.75%	13.56%	11.75%
Tier 1 capital ratio	13.56%	12.16%	13.56%	12.16%
Total capital ratio	16.50%	15.40%	16.50%	15.40%
Leverage ratio	8.90%	8.54%	8.90%	8.54%
* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q3 2025 Management’s Discussion and Analysis.
** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

This news release is intended to be read in conjunction with the Bank’s Consolidated Financial Statements and Management’s Discussion & Analysis (MD&A) for the three & nine months ended July 31, 2025, which are available on VersaBank’s website at www.versabank.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

About VersaBank

VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor, Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (DDRs).

VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the ability to obtain shareholder, regulatory and other approvals of the Proposed Realignment of Corporate Structure; the expected realization of additional shareholder value, the simplification of the regulatory structure and the reduction of costs as a result of the Proposed Realignment of Corporate Structure; the key elements of the Proposed Realignment of Corporate Structure; the ability to obtain inclusion on stock indices, including the Russell 2000; the ability to continue to grow the US Receive Purchase Program; the ability to expand our net interest margin; and the ability to continue to grow the CMHC residential construction loan program. Forward-looking statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; changes in trade laws and tariffs; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing.

Completion of VersaBank’s plan to realign its corporate structure to a standard US bank framework is subject to numerous factors, many of which are beyond the Bank’s control, including but not limited to, the failure to obtain required shareholder, regulatory and other approvals, and other important factors disclosed previously and from time to time in the Bank’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes.

For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2024. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this press release or made from time to time by VersaBank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Thursday, September 4, 2025, at 9:00 a.m. (ET) to discuss its third quarter results, featuring a presentation by David Taylor, President & CEO and John Asma, CFO, followed by a question-and-answer period. To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at: https://emportal.ink/4mwRvKC to receive an instant automated call back. Alternatively, you may also dial direct and be entered into the call by an Operator at: 1-416-945-7677 or 1-888-699-1199 (toll free).

For those preferring to listen to the presentation via the Internet, a live webcast will be available at https://app.webinar.net/rydB4g629Xb or on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. The slide presentation management will use during the conference call/webcast will be available on the Bank's web site at: https://www.versabank.com/investor-relations/financial-results/.

The archived webcast presentation will be available for 90 days following the live event at

https://app.webinar.net/rydB4g629Xb and on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. Replay of the teleconference will be available until October 4, 2025 by calling 289-819-1450 or 1-888-660-6345 (toll free) and the passcode is: 67670#

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

Follow VersaBank on Facebook, Instagram, LinkedIn and X.